INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

July 3, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Year Ending December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am writing as counsel to Silver Falcon Mining, Inc. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated June 7, 2013 to the Company’s Form 10-K for the year ending December 31, 2012. Below are the Company’s responses to each of the comments:

Form 10-K for the Fiscal Year Ended December 31, 2012

Description of Mining Properties, page 8

1.

We reviewed your current mining claims and note that the Western Horn #7 mining claim which you disclose as leased from GoldLand Holdings is listed by the BLM with Silver Falcon as the owner. Please clarify and/or verify the ownership of this claim and modify your filing as necessary.

The comment is correct that Western Horn #7 is registered in the name of the Company rather than Goldland Holdings Co. (“Goldland”).  The error is in the registration of the claim with the Bureau of Land Management, in that the claim covers land formerly covered by Goldland unpatented mining claims that allowed to lapse in favor of new claims that it has been granted.  The claim is being reregistered with the Bureau of Land Management, and therefore we submit that no change is necessary to the Form 10-K in regard to this comment.

2.

In addition, we note the statement on page nine that GoldLand owns only 29% of the claims. Please revise to address potential limits on your ability to control the property in light of the apparent failure to obtain a settlement or agreement with the other owners. Please also revise risk factors or where appropriate to address any material risks resulting from the partial or pending status of your claims and ownership.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The Company believes that the fact that Goldland only owns 29.166% of certain tracts it leases to the Company is adequately disclosed in the “Description of Mining Properties” section.  In an amended Form 10-K, the Company plans to add risk factors to disclose the risks of mining on the tracts of which Goldland owns less than 100%, which are set forth in Exhibit A attached hereto.

Description of Milling Process, page 12

Inventories, page F-9

3.

Under SEC Industry Guide 7, the terms ore, ore grade or ore body are treated the same as the term reserve. Since you do not report reserves, please remove the term ore from your filing, such as your mill description. Please also clarify the tailings you are treating at your mill, are tailings, i.e. – 10 mesh, and not waste rock from the six former mining operations.

In an amended Form 10-K, the Company will revise its disclosure to avoid the use of the term “ore” in the description of the milling process, as well as in the management discussion section where appropriate.  Please note that the Company does not intend to the remove the term “ore” from the description of the terms of certain contracts which use the term “ore” in reference to royalties or other amounts payable thereunder, because the Company believes that revising such descriptions in that manner would render the descriptions inaccurate.  The Company also does not plan to remove the term “ore” from the historical descriptions of the mine site, because the term ore is used in the actual historical records, or where the context is clear that the term is being used in reference to “reserves” as proven by the Company at some future date.

The Company also confirms that the tailings are not 10 mesh, and therefore presumably qualify as waste rock.

4.

We note your use of the term nuggets in this section. Please remove this term from your document, substituting pebble or less than 5/16” in size or mesh, if appropriate.

In an amended Form 10-K, the Company will revise its disclosure to substitute the term “pebbles” for the term “nuggets” in this section, as it is the more appropriate description.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Development Phase, page 34

5.

We note you reference a development stage as you transition from your current activities moving and processing tailings to mining activities in the Sinker tunnel. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit- oriented extraction of minerals from these reserves. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your filing and replace this terminology, as needed, with the terms such as explore, exploration or pilot plant testing. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7. There may be further comments concerning these points, pending your response.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The Company has not made the requested changes because the Company never contemplated engaging in the development phase until reserves were proven up in the exploration phase, and believes that the existing disclosure was consistent with that.  In that context, the use of “development” is consistent with the Industry Guide 7.  Nevertheless, the Company will modify the introductory paragraph to the “Development Phase” section to clarify this point, as follows:

Development Phase

The development phase involves transitioning the mine from processing tailings leftover from prior mining activities to extracting and processing raw material or ore from the mountain, assuming that the exploration phase demonstrates that there are economically viable reserves in War Eagle Mountain.  We believe that full scale mining of raw material or ore will be profitable. In particular, historical records of mining on the site, and subsequent reports of the geology of the mountain, indicate that veins containing gold and silver extend much further vertically than could be mined when the site was last mined in the 1880’s.  In addition, historical records indicate that gold and silver exists in the veins in sufficient densities to warrant mining using modern extraction and milling techniques.  The scope of the development phase will depend on the outcome of the exploration phase, which is designed to test the accuracy of our analysis.  The development phase will not take place unless that exploration phase demonstrates that there are reserves in War Eagle Mountain that can be extracted and processed in an economically viable fashion.  Our goal is to develop a drilling program that reaches as many reserves as possible at the lowest cost.  Among the improvements to the mine site that we anticipate making in the development phase are:

Results of Operations, page 35

6.

We note you report revenues due to loading/transporting tailings or oversize material from various mine sites to your mill and the subsequent processing of these materials to a concentrate and/or dore, which are then shipped to a smelter/refinery. Please disclose within your filing, your annual tonnage and grade for tailings or other materials transported & stockpiled, mill tonnage processed along with mill head grades and recoveries, along with your concentrate/dore shipments and associated grades. Please modify or amend your filing also to disclose your total sales of gold, silver, and/or other products and the price received for these metals and include a copy of your refining agreement as an exhibit.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

In an amended Form 10-K, the Company plans to expand its disclosure in the Results of Operations section to add disclosure of some of the metrics described in the comment.  Attached hereto as Exhibit B is language the Company proposes to add.

7.

We note the statement on page 35 that your revenues are not representative of your revenues in the future. Please revise to replace this statement with clearer disclosure regarding your status as an exploration stage company and an approximate timeline for transitioning to a development and production company. For example, state, if true, that your primary operations involve exploration, and that extracting and processing mineralized materials is ancillary to your business. Please also distinguish between exploration and ancillary operations where you discuss period to period changes.

Actually, the language the comment proposes adding is the opposite of the Company’s operations.  Its primary operations consist of processing mineralized materials left over from prior mining operations. Its ancillary operations consist of exploration of War Eagle Mountain to evaluate and prove up reserves and make capital improvements that will be necessary to mine raw ore (as opposed to tailings). Attached hereto as Exhibit B is how the Company proposes to revise the first paragraph of this section to address the issues raised in the comment.

Liquidity, page 37

8.

We note the statement on page 37 that the amount of capital you currently have the capacity to raise is not sufficient to cover all of the capital expenses you need to commence operations as well as your other liabilities as they come due. Please revise to indicate the course of action you have taken or propose to take in order to remedy this deficiency. See Item 303(a)(1) of Regulation S-K. Given that you have current liabilities of $4,104,402, and a working capital deficit of $659,362, please provide additional disclosure if you have current liabilities for which the tender of your shares would not be an acceptable form of payment. For any such liabilities please address how you intend to raise funds to cover the necessary payments.

Attached hereto as Exhibit C is how the Company proposes to revise the Liquidity section to address the issues raised in the comment.

9.

We note the risk factor on page 18 that your shareholders may suffer substantial dilution and that as of December 31, 2012, you had $3,488,883 in convertible notes outstanding with entities such as New Vision Financial, Ltd., Iliad Research & Trading, LP, and JMJ Financial which were convertible into an additional 127,602,591 shares of common stock. Please revise to briefly describe the nature of your material financing arrangements within this section and discuss the extent to which you are in compliance with the terms of your outstanding notes payable. Given that the repayment of your notes will likely result in substantial further dilution of your common stock, please address whether this dilution will affect your ability to raise funds through convertible notes in the future. Your discussion should provide the information necessary for investors to assess your ability to raise further capital when required.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Attached hereto as Exhibit C is how the Company proposes to revise the Liquidity section to address the issues raised in the comment.

Security Ownership of Certain Beneficial Owners and Management, page 49

10.

We note the statement on page 19 that directors control 63.2% of the votes on any matter that must be approved by shareholders. Please revise to add a column to your beneficial ownership table that reflects the overall ownership of each listed individual of the entirety of your voting securities.

Since the comment concerned the voting control held by officers and directors, the Company does not believe that it would be meaningful to add a column disclosing the total ownership of officers and directors of both classes of securities.  The Company believes it would be more meaningful to add a column showing the percentage of total votes held by each officer and director.  Attached hereto as Exhibit D is the beneficial ownership table as the Company plans to revise it.

Evaluation of Disclosure Controls and Procedures, page 39

11.

It appears that one reason you filed an amended Form 10-K on May 6, 2013 was to disclose that Christian Quilliam was the subject of a 2006 stipulated final judgment and order for permanent injunction, and it appears that the injunction was not previously disclosed. It is unclear how you concluded that disclosure controls and procedures were effective in light of the failure to disclose the injunction between 2006 and 2013. With a view to clarifying disclosure in future filings, please provide us with an analysis explaining how you concluded that your disclosure controls and procedures remain effective.

The error occurred because Mr. Quilliam believed that the matter was finally concluded when the settlement amount referred to in the final judgment was paid in full by the defendants in the action.  Mr. Quilliam did not recall that the final judgment contained a permanent injunction that survived final payment of the settlement amount, particularly since it did not constrain any activity in which he was subsequently engaged and had no impact on his livelihood.  However, a closer examination of final judgment by counsel revealed that there was in fact a permanent injunction, and that it was an event that required disclosure.  The Company does not believe that the failure to disclose one, isolated event that occurred seven years ago means that its disclosure controls and procedures are not effective.

Directors and Executive Officers, page 40

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

12.

We note your statement on page 42 that none of your directors and executive officers has been involved in any legal proceedings covered by section 401(f) of Regulation S-K. However, we also note your disclosure on page 41 stating that Christian Quilliam was the subject of a stipulated final judgment and order for permanent injunction in an action alleging violations of the Federal Trade Commission Act. Please revise for consistency.

In an amended Form 10-K, the sentence referred to in the comment will be revised to state: “None of the above directors and executive officers has been involved in any legal proceedings as listed in Regulation S-K, Section 401(f), except as disclosed above.”

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated July 2, 2013, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT A

(revised or additional language is underlined)

We May Be Required to Share Any Profits Derived From Properties In Which Goldland Does Not Own 100% Fee Title.

Goldland only owns a 29.166% undivided interest in 71.82 acres of land on War Eagle Mountain.  Under Idaho law, a joint owner of land is required to pay the other joint owners of the land their pro rata share of any revenues that the joint owner derives from the property, less operating costs that are incurred.  We do not have any agreement with the other joint owners of the 71.82 acres of land on War Eagle Mountain regarding the allocation of revenues between the 71.82 acres in which they have an interest and the other acreage we own or lease on War Eagle Mountain, or the determination and allocation of costs properly chargeable against revenues allocated to their interests. Goldland likewise does not have any agreement with the joint owners of the property.  Furthermore, existing case law provides little guidance on these issues.  We believe that under applicable law we would not be responsible for sharing a portion of our profits from such acreage with the other joint owners (but that Goldland could be responsible for sharing a portion of its lease revenues from such property).   However, the law in this area is not well-developed and there is a risk that a court would hold that we have an obligation to share revenues from our mining operations with the other joint owners in the properties. Accordingly, there is a possibility that we may get into disputes with the majority owners of the 71.82 acres of land on War Eagle Mountain, which could adversely affect our profitability.  Because we have not generated a profit from our operations on War Eagle Mountain, and because we believe that only Goldland and not us has potential liability to the joint owners, we have not accrued any liability to the joint owners in our financial statements.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT B

(revised or additional language is underlined)

Fiscal Years ended December 31, 2012 and 2011

We are in the exploration stage and generated revenues of $162,141 in the year ended December 31, 2012 and $174,002 in the year ended December 31, 2011.  Our revenues in the year ended December 31, 2012 are not representative of our revenues in the future.  Our primary operations consist of processing tailing from our mine site at the mill, and our ancillary operations consist of exploring War Eagle Mountain to evaluate and prove up its reserves.  Our analysis indicates that we can profitably process tailings left from prior mining operations if we have the proper infrastructure to extract the minerals from the tailings.  In May 2010, we began processing tailings from our mine site at our mill.  We initially planned to process the tailings into concentrate, which would then be shipped for final processing to a smelter, which would either then either return the material to us in the form of dore bars (which would have to be shipped to a refiner for final processing) or pay us a market price for the minerals ultimately extracted from the concentrate.  In October 2010, we shipped our first load of concentrate to a smelter.  We subsequently decided to construct our own metallurgical lab at our milling site, and stockpiled concentrate until we had the capacity to smelt our concentrate.  In 2011, we completed a temporary smelter on our mill site and began shipping dore bars in limited quantities to a refiner on a regular basis.  We expect to report increased revenues from our milling operation when our metallurgical lab and our leaching facility are completed.  The leaching facility will increase the percentage of valuable minerals that are extracted from the raw materials, and the completion of the metallurgical lab will increase the rate at which we can complete dore bars for shipment to refiners. Until the metallurgical lab and leaching facility are completed, our revenues may not differ materially from what we generated in 2012.

Below are some metrics that are relevant to our current operations:

•

In 2011, we transported 15,231 tons of tailings to our mill.  In 2012, we decided not to transport tailings and focus our resources on completing our metallurgical lab, floatation circuit and leaching circuit which will increase our recoveries.

•

In 2012 and 2011, we processed 12,039 and 11,988 tons of tailings, respectively, through our mill circuit into concentrate. We have stockpiled most of the concentrate until it can be processed in our metallurgical lab.  In addition to concentrate, the processed tailings have been stockpiled for further processing through the planned leaching circuit.

•

In 2011, our refiner extracted 100.698 ounces of gold and 190.534 ounces of silver.  The average price per ounce was $1,665.64 for gold and $33.878 for silver.

•

In 2012, our refiner extracted 98.33 ounces of gold and 80.776 ounces of silver.  The average price per ounce was $1,623.28 for gold and $33.25 for silver.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT C

(revised or additional language is underlined)

Liquidity

Our balance sheet as of December 31, 2012 reflects current assets of $3,445,040, current liabilities of $4,104,402, and a working capital deficit of ($659,362).  In January 2013, we issued 3,964,258 shares of Class A Common Stock upon conversion of promissory notes with an aggregate principal and interest amount of $100,692.

We will need substantial capital over the next year.  We project that we will need about $1,900,000 of working capital pending the building of a leaching unit, about $2,000,000 to build a leaching unit to improve the yields from our tailings, and about $10,000,000 to complete the exploration phase.  In addition, we financed a lot of prior activities by the issuance of convertible notes that mature over the next two years.  As of December 31, 2012, we had the following debts that mature in the near future:

•

$2,299,160 in two year notes payable, of which $1,891,932 is due during 2013.  As of July 1, 2013, we had failed to pay all interest owed on the notes;

•

$472,083 owed to Iliad Research & Trading, LP, which requires monthly payments of $47,208.33 per month, plus the amount of accrued interest on the note. As of July 1, 2013, we not in default to Iliad;

•

$717,640 owed to JMJ Financial, consisting of one note for $315,000 which provides for payment of all principal and interest owed on December 4, 2013, and another note for $525,000 which provides for payment of all principal and interest owed on January 12, 2014.  As of July 1, 2013, we had failed to honor several conversion requests submitted by JMJ Financial, and as a consequence JMJ Financial has accelerated the maturity of its notes.  Our obligation to JMJ Financial is currently in litigation.

Also, beginning January 1, 2012, we began to make monthly payments of $83,333 to GoldLand under our lease of its mining interests on War Eagle Mountain.  We pay the monthly liability to Goldland by issuing shares of our Class A Common Stock to GoldLand employees for compensation on behalf of GoldLand, and applying the value of the shares against our liability to GoldLand.

The amount of capital that we currently have the capacity to raise is not sufficient to pay all of the capital expenses that we need to pay to commence operations, and pay our other liabilities as they come due.  However, we have a number of options that we believe will enable us to continue with our business plan despite insufficient capital. For example, we plan to continue paying most of the salaries of our management by issuing shares of Class A Common Stock.  We also plan to continue paying certain accounts payable with common stock, including our monthly lease payments to GoldLand.  GoldLand, for example, is controlled by our officers, and therefore we do not expect GoldLand to take any legal action as a result of our deferral of lease payments to it.  We also plan to continue issuing shares to certain service providers that are willing to accept shares for payment.  In the event we are able to raise some, but not all, of the capital that we need, we plan to request that note holders extend the maturity of their notes or convert their notes into shares of common stock.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

We currently are obligated to issue approximately 127 million shares of Class A Common Stock upon conversion of outstanding notes.  Our contingent obligation to issue new shares of Class A Common Stock, combined with our plans to issue shares of Class A Common Stock to satisfy certain recurring liabilities, may impair our ability to raise capital by issuing shares of Class A Common Stock or securities convertible into Class A Common Stock, because future investors may be worried about future dilution.

Notwithstanding the fact that we are able to satisfy many of our liabilities by the issuance of shares, there are still many liabilities and capital expenditures that we cannot satisfy through the issuance of shares, including most of the construction cost to complete our metallurgical lab and leaching facility.  We are actively seeking investment banking professionals to assist us in raising capital as well as advice on how we can be restructured to make the company sufficiently attractive to induce new investors to provide the capital we need.  In the event we are not able to raise new cash capital, we will not be able to complete our business plan, and may be forced to consider a sale of the entire company.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT D

(revised or additional language is underlined)

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information, as of March 15, 2013, with respect to the beneficial ownership of our common stock by (i) all of our directors, (ii) each of our executive officers named in the Summary Compensation Table, (iii) all of our directors and named executive officers as a group, and (iv) all persons known to us to be the beneficial owner of more than five percent (5%) of any class of our voting securities.

	Class A Shares		Class B Shares		Total Votes
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Aggregate No. of Votes (2)	% of Total Votes (2)
New Vision Financial, Ltd. (3) Akara Bldg 24 De Castro Street Wickhams Cay British Virgin Islands	79,860,946	8.9%	-	0.0%	79.860,946	5.2%

Pierre Quilliam (4)(5)(14)	103,969,866	11.6%	1,519,500	9.6%	164,749,866	10.8%

Denise Quilliam (4)(5)(14)	22,651,932	2.5%	4,719,044	29.7%	211,413,692	13.9%

Thomas C. Ridenour (7)(14)	100,916,028	11.2%	1,500,000	9.5%	160,916,028	10.5%

Christian Quilliam (8)(14)	72,599,884	8.1%	3,246,875	20.5%	202,474,884	13.2%

Allan Breitkreuz (9)(14)	26,655,057	3.0%	1,500,000	9.5%	86,655,057	5.7%

Lewis Georges (10)(14)	9,540,847	1.1%	1,500,000	9.5%	69,540,847	4.6%

Paul Parliament (11)(14)	67,191,248	7.6%	1,500,000	9.5%	127,191,248	8.2%

Pascale Tutt (12)(14)	16,298,428	1.8%	-	0.0%	16,298,428	1.1%

All Officers and Directors as a Group	419,823,290	42.8%	15,485,419	97.6%	1,039,240,050	64.3%

(1)

Based upon 885,664,295 shares of Class A Common Stock issued and outstanding as of March 15, 2013, and 15,865,419 shares of Class B Common Stock issued and outstanding as of March 15, 2013.

(2)

Based upon Based upon 885,664,295 shares of Class A Common Stock issued and outstanding as of March 15, 2013, each of which is entitled to one vote per share, and 15,865,419 shares of Class B Common Stock issued and outstanding as of March 15, 2013, each of which is entitled to forty (40) votes per share.

(3)

New Vision Financial, Ltd.’s shares include 68,426,071 shares of Class A Common Stock owned outright, as well as 11,434,875 shares of Class A Common Stock which it has the present right to acquire under notes which are convertible into common stock at its election.  The notes have an aggregate principal amount of $395,000, and are convertible at various prices based on the market value of the Class A Common Stock on the date of issuance.

(4)

Pierre Quilliam and Denise Quilliam are married.

(5)

Pierre Quilliam’s ownership of Class A Common Stock consists of 91,768,774 shares owned outright, 201,092 shares owned by Bisell Investments of Florida, Inc., and 2,000,000 and 10,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.  Mr. Quilliam’s ownership does not include 10,000,000 shares which he has the right to acquire under options that have not vested yet.  Mr. Quilliam serves as President of Bisell investments of Florida, Inc.

(6)

Denise Quilliam’s ownership of Class A Common Stock consists of 16,681,932 shares owned outright, 470,000 shares owned by 87807 Canada and 500,000 and 5,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 per share and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.  Ms. Quilliam’s ownership does not include 5,000,000 shares which she has the right to acquire under options that have not vested yet.

(7)

Thomas C. Ridenour’s ownership of Class A Common Stock consists of 87,916,028 shares owned outright, and 3,000,000 and 10,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.   Mr. Ridenour’s ownership does not include 10,000,000 shares which he has the right to acquire under options that have not vested yet.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

(8)

Christian Quilliam’s ownership of Class A Common Stock consists of 58,507,200 shares owned outright, 1,092,434 shares owned by Q-Prompt, Inc., a corporation owned by Mr. Quilliam, 250 shares owned by Mr. Quilliam’s Spouse and 3,000,000 and 10,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.    Mr. Quilliam’s ownership does not include 10,000,000 shares which he has the right to acquire under options that have not vested yet.

(9)

Mr. Breitkreuz’s ownership of Class A Common Stock consists of 13,655,057 shares owned outright, and 3,000,000 and 10,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively. Mr. Breitkreuz’s ownership does not include 10,000,000 shares which he has the right to acquire under options that have not vested yet.

(10)

Mr. Georges’ ownership of Class A Common Stock consists of 3,536,447 shares owned outright, 4,400 shares owned by a minor child, and 1,000,000 and 5,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.  Mr. Georges’ ownership does not include 5,000,000 shares which he has the right to acquire under options that have not vested yet.

(11)

Mr. Parliament’s ownership of Class A Common Stock consists of 4,316,522 shares owned outright, 35,524,299 shares owned by The Parliament Corporation, a company owned by Mr. Parliament, and 27,350,427 shares of Class A Common Stock which it has the present right to acquire under notes which are convertible into common stock at its election.  The notes have an aggregate principal amount of $500,000, and are convertible at various prices based on the market value of the Class A Common Stock on the date of issuance.

(12)

Ms. Tutt’s ownership of Class A Common Stock consists of 10,298,428 shares owned outright and 1,000,000 and 5,000,000 shares issuable pursuant to options that are immediately exercisable, have an exercise price of $0.20 and $0.041 per share and expire October 19, 2020 and December 30, 2021, respectively.  Ms. Tutt’s ownership does not include 5,000,000 shares which he has the right to acquire under options that have not vested yet.

(13)

All shares of Class B Common Stock are owned outright, and there are no options or warrants to issue Class B Common Stock.

(14)

2520 Manatee Ave. West, Suite #200, Bradenton, FL 34205.